# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Levi Strauss & Co., CIK 0000094845
CUSIP: 52736R102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1155 Battery Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-035061
Filed by CIK 0001768680

## Reporting persons
- Haas, Miriam L.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 42,062,206; shared voting power 0; sole dispositive power 42,062,206; shared dispositive power 0; aggregate amount beneficially owned 42,062,206 (28.8% of the class)

## Item 1. Issuer
Name of issuer: Levi Strauss & Co.
Address of issuer's principal executive offices: 1155 Battery Street, San Francisco, CA 94111 USA

## Item 2. Person Filing
Name of person filing: Miriam L. Haas
Address of principal business office or, if none, residence:
c/o Argonaut Securities Company
1155 Battery Street
San Francisco, CA 94111
USA
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed the beneficial owner of 42,062,206 Shares.
Percent of class: 28.8% - The 42,062,206 shares of Class A Common Stock of the Issuer reported as being beneficially owned by the Reporting Person represents shares of the Issuer's Class B Common Stock held by the Reporting Person, each share of which is convertible into a share of Class A Common Stock at the election of the holder at an exchange rate of 1:1. This amount also includes shares that the Reporting Person beneficially owns directly and shares that the Reporting Person may be deemed to beneficially own indirectly through trusts of which she is trustee. The percentage of class is calculated based on the amount of 104,057,741 shares outstanding of the Issuer's Class A Common Stock, as reported by the Issuer's transfer agent as of the close of business on December 31, 2024.
Sole power to vote or to direct the vote: 42,062,206
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 42,062,206
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Haas, Miriam L.: /s/ Minna Baughman, Minna Baughman, Attorney-in-Fact** (02/14/2025)
Comment: ** Minna Baughman is signing on behalf of Miriam L. Haas as attorney-in-fact, pursuant to that certain Power of Attorney, dated as of August 28, 2019, attached hereto and filed as Exhibit A to this statement and incorporated herein by reference.